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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
          (WITH RESPECT TO THE OFFER BY NORTHROP GRUMMAN CORPORATION)
                            ------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (INCLUDING ASSOCIATED SERIES A PARTICIPATING
                  CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   652228107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           STEPHEN B. CLARKSON, ESQ.
                         NEWPORT NEWS SHIPBUILDING INC.
                             4101 WASHINGTON AVENUE
                             NEWPORT NEWS, VA 23607
                                 (757) 380-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                            ------------------------
                                WITH COPIES TO:
                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
                            ------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Newport News Shipbuilding Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4101 Washington Avenue, Newport News, VA 23607, and the Company's telephone number at this address is (757) 380-2000.

     The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"), together with the associated rights to purchase Series A Cumulative Preferred Stock (the "Rights") issued pursuant to the Company's Rights Agreement, dated June 10, 1998, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.), as amended from time to time (as so amended, the "Rights Agreement"). The shares of Common Stock are hereinafter referred to as the "Shares". Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

     As of June 4, 2001, there were 35,397,728 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) This Statement relates to the exchange offer disclosed in a Tender Offer Statement on Schedule TO dated May 23, 2001 (the "Northrop Grumman Schedule TO"), filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), with the Securities and Exchange Commission (the "SEC"), to purchase all the outstanding Shares, on the terms and subject to the conditions set forth in the preliminary prospectus dated May 23, 2001 (the "Northrop Grumman Prospectus"), and the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Northrop Grumman Offer"). The Northrop Grumman Offer provides that the Company's stockholders will receive either $67.50 in cash or a number of shares of Northrop Grumman common stock (the "Northrop Grumman Shares") designed to provide a value of $67.50 per Share, subject, in each case, to certain election and proration procedures and limitations. The Northrop Grumman Prospectus and the related Letter of Election and Transmittal are filed with the SEC as Exhibits (a)(4) and (a)(1)(A), respectively, to the Northrop Grumman Schedule TO. Copies of the Northrop Grumman Schedule TO may be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 or by telephone at 1-800-SEC-0330. The Northrop Grumman Schedule TO is available to the public from commercial document retrieval services and at the SEC's World Wide Website located at http://www.sec.gov. The Northrop Grumman Prospectus states that the principal executive offices of Northrop Grumman are located at 1840 Century Park East, Los Angeles, CA 90067-2199.

     (c) The Company previously filed a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "General Dynamics Statement") with the SEC on May 4, 2001, in response to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated May 4, 2001 (the "General Dynamics Schedule TO"), filed by Grail Acquisition Corporation (the "General Dynamics Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the outstanding Shares for $67.50 per Share in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2001 (the "General Dynamics Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "General Dynamics Offer"). The General Dynamics Offer was commenced on May 4, 2001, pursuant to the Agreement and Plan of Merger among General Dynamics, the General Dynamics Purchaser and the Company, dated as of April 24, 2001 (the "General Dynamics Merger Agreement"). The General Dynamics Merger Agreement provides that if the General Dynamics Offer is consummated, outstanding Shares not purchased in the General Dynamics Offer will be converted into the right to receive $67.50 per Share in cash pursuant to a merger of the General Dynamics Purchaser into the Company. The General Dynamics Offer, together with such merger, is hereinafter referred to as the "General Dynamics Transaction". The General
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Dynamics Offer to Purchase and the related Letter of Transmittal are filed as
Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the General Dynamics
Statement.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Northrop Grumman and its respective executive officers, directors or affiliates.

 CERTAIN AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY OR ITS AFFILIATES AND THE COMPANY, ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES

     Certain information regarding agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers and directors or affiliates, on the other hand, are described in Annex A to this Statement and incorporated herein by reference.

     CHANGE IN CONTROL. The Company has amended its employee benefit plans that currently include "change in control" provisions, and the Trust Agreement for Newport News Shipbuilding Inc. Benefits Protection Plans (the "rabbi trust"), to provide that a change in control will occur upon any person (other than the Company or any of its subsidiaries, or any employee benefit plan maintained by the Company or any of its subsidiaries, or the Amended and Restated Stock Employee Compensation Trust, dated as of August 1, 2000, by and between the Company and Wachovia Bank, N.A., as amended) becoming the beneficial owner of securities representing 40% or more of the combined voting power of the Company's then outstanding securities having general voting rights, in addition to other amendments to certain plans that are described in detail below.

     STOCK OPTIONS; OTHER EQUITY-BASED AWARDS. Upon a change in control, each outstanding option to purchase Common Stock will become fully vested and immediately exercisable, each share of restricted stock and each unvested performance Share will fully vest. As of June 4, 2001, the number of Shares subject to vested stock options held by Messrs. William P. Fricks, Thomas C. Schievelbein, Alfred Little, Jr., Stephen B. Clarkson, Charles S. Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are 324,321, 145,934, 45,564, 69,427, zero, 189,193 and 343,649, respectively. As of June 4, 2001, the aggregate number of Shares subject to unvested stock options held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group, the vesting of which will accelerate as a result of a change in control are 118,981, 54,464, 25,746, 25,746, 13,675, 107,330 and 147,654, respectively.
The intrinsic value of such unvested stock options, based on a value of $67.50 per Share (net of the applicable exercise prices), held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $3,675,539, $1,707,158, $807,801, $807,801, $212,817, $3,358,472 and
$4,461,849, respectively. As of June 4, 2001, Messrs. Fricks and Clarkson hold 75,507 and 22,545 performance Shares, respectively, that are earned and would be immediately payable upon retirement on the date of this Statement without regard to a change in control. As of June 4, 2001, the aggregate number of Shares of restricted stock and unvested performance Shares (excluding the earned performance Shares that are payable upon retirement to Messrs. Fricks and Clarkson described above) held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group, the vesting of which will accelerate as a result of a change in control, are 109,750, 94,105, 46,565, 24,020, 15,540, 184,121 and 120,936, respectively. The value of the Shares of restricted stock and unvested performance Shares (excluding the earned performance Shares that are payable upon retirement to Messrs. Fricks and Clarkson described above), based on a value of $67.50 per Share, held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $7,408,125, $6,352,088, $3,143,138, $1,621,350, $1,048,950,
$12,519,970 and $8,163,180, respectively.

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     DEFERRED COMPENSATION PLANS.  The Company has amended its Deferred
Compensation Plan and Deferred Compensation Plan for Nonemployee Directors to provide that the account balances for all participants will be valued and paid out immediately following a change in control (with amounts notionally invested in Shares being valued for such purpose as if the per Share price was $67.50). As of June 4, 2001, the approximate value of the deferred compensation that is unvested and would become vested and payable, plus the approximate increase in value of any vested deferred compensation notionally invested in Shares (based on the excess of $67.50 over the closing price per Share on April 24, 2001, the date immediately preceding the public announcement of the General Dynamics Transaction), immediately following a change in control to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $7,375,427, $3,926,428, $1,139,017, $1,389,350, $26,970, $4,299,106
and $7,876,988, respectively.

     ANNUAL INCENTIVE PLAN. The Company has amended its Annual Incentive Plan to provide that:

     (1) immediately following a change in control, Messrs. Fricks, Schievelbein, Little, Clarkson and Ream will each be paid full-year (not pro rated) annual bonuses assuming performance was achieved at the maximum level (the amounts that would become payable immediately following a change in control that occurs in 2001 to Messrs. Fricks, Schievelbein, Little, Clarkson and Ream are $1,430,000, $652,500, $275,000, $261,000 and $372,000, respectively);

     (2) with respect to participants who are not described in clause (1) above, upon termination of employment on or before December 31 of the year in which the change in control occurs, either by the Company other than for cause or, in the case of participants in the Change in Control Severance Plan (as defined below), by such participant due to constructive termination under the Change in Control Severance Plan, the participant will be paid a pro rata annual bonus based on the higher of target or actual Company performance through termination of employment; and

     (3) with respect to participants who are not described in clause (1) above and remain employed through December 31 of the year in which the change in control occurs, an annual bonus based on actual Company performance for such year.

     RESTORATION PLAN. The Company has amended its Retirement Benefit Restoration Plan to clarify that any employees in a position designated as ECP Level 5 or above are eligible to participate in such plan.

     SERP. The Company has amended its Supplemental Executive Retirement Plan to clarify that full year awards paid under the Annual Incentive Plan will be taken into account for purposes of determining benefits payable under the Supplemental Executive Retirement Plan.

     CHANGE IN CONTROL SEVERANCE PLAN. The Company has amended its Change in Control Severance Benefit Plan for Key Executives (referred to herein as the "Change in Control Severance Plan") to require that the obligations accrued under the Change in Control Severance Plan be funded in the rabbi trust (which is described below), and to clarify that full year awards paid under the Annual Incentive Plan will be taken into account for purposes of determining benefits payable under the Change in Control Severance Plan. If, immediately following a change in control that occurs in 2001, the employment of each executive officer were involuntarily terminated (including as a result of a termination without cause or due to constructive termination under the Change in Control Severance
Plan), the estimated amounts of cash payments (including severance payments and any additional change in control benefits under the Retirement Benefit Restoration Plan and Supplemental Executive Retirement Plan) that could become payable to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream and all other executive officers of the Company as a group as a result of the change in control are $6,193,487, $3,986,966, $3,585,600, $2,502,902, $1,488,000 and
$5,066,069, respectively. The foregoing amounts exclude any payments that may be required to be made in respect of any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

     RABBI TRUST. The rabbi trust is an irrevocable trust, the assets of which may be used only to pay amounts under certain specified benefit plans to which the rabbi trust applies, unless the Company becomes insolvent, in which case the assets in the trust will be available to satisfy the claims of creditors. The Company has amended the rabbi trust to provide that the amounts to be funded pursuant to the underlying trust
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agreement will include the estimated amount of severance or other benefits that may become payable to participants of the specified benefit plans, assuming for such purpose that such participants were terminated immediately following a change in control under circumstances that would give rise to their entitlement to such benefits. The plans and agreements to which the rabbi trust applies are the Change in Control Severance Plan, the Deferred Compensation Plan, the Retirement Benefit Restoration Plan, the Supplemental Executive Retirement Plan and the employment agreements with Messrs. Fricks and Schievelbein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  BACKGROUND

     On January 20, 1999, the Company publicly announced that it had entered into a definitive agreement with Avondale Industries, Inc. ("Avondale") providing for a merger of Avondale with a subsidiary of the Company in which the Company would issue shares of Common Stock worth $35.50, subject to adjustment in certain circumstances, in exchange for each outstanding share of Avondale common stock.

     On February 10, 1999, Mr. Nicholas B. Chabraja, Chairman and Chief Executive Officer of General Dynamics, delivered a letter to Mr. William P. Fricks, Chairman and Chief Executive Officer of the Company, proposing to acquire the Company for $38.50 per share in cash. The letter stated that if the combination of the Company with General Dynamics could be accomplished through a stock-for-stock merger which would be accounted for as a pooling of interests, this would enable General Dynamics to increase the value of its offer for the Company. The letter further stated that the Company's proposed acquisition of Avondale created possible antitrust concerns and that General Dynamics wished to discuss appropriate arrangements to ensure that the transaction with Avondale did not impede a combination of the Company with General Dynamics.

     In view of the potential regulatory issues raised by an acquisition of the Company by General Dynamics, the Company requested the U.S. Department of Defense to advise the Company whether the Department of Defense would approve a combination of the Company with General Dynamics. The Board of Directors of the Company (the "Company Board") determined that the Company should continue to pursue the proposed transaction with Avondale pending advice from the Department of Defense as to whether it would approve the combination of the Company with General Dynamics.

     Subsequently, at the request of the U.S. Navy, the Company agreed to adjust the target costs and sharing ratios for its contracts for refueling the aircraft carrier Nimitz and the construction of the aircraft carrier Reagan in order to reduce the cost to the U.S. Navy under these contracts, and on April 16, 1999, entered into a memorandum of understanding with the U.S. Navy to that effect.

     On April 20, 1999, the Company received a letter from the Department of Defense stating that the Secretary of Defense had concluded that at that time it would not be in the best interest of the Department of Defense for a merger of the Company and General Dynamics to proceed. The Department of Defense letter noted that, while a merger of the Company with General Dynamics offered potential for considerable cost savings, there was an opportunity for cost savings to be achieved by the Company as an independent entity. The letter stated that the Department of Defense had concluded that the opportunity for greater savings from a merger with General Dynamics was not so great as to override the management and competitive challenges the Department of Defense could face from a merger of the Company and General Dynamics. The Secretary of Defense noted that this conclusion could change if the Company was not able to become a more efficient operation in coming years.

     The Company and General Dynamics did not enter into substantive negotiations with respect to the General Dynamics proposal, which was withdrawn by General Dynamics in April 1999.

     On May 5, 1999, Litton Industries, Inc. ("Litton") sent letters to the Company and Avondale separately offering to acquire Avondale for $38 per share in cash and to acquire the Company pursuant to a merger in which each outstanding Share would be exchanged for 0.55 of a share of Litton common stock. Later that month the Company learned that the U.S. Navy and the Department of Defense were not likely to approve an acquisition of the Company by Litton but would approve the acquisition of Avondale by Litton.

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     On June 3, 1999, the Company Board determined that it would not be in the best interests of the Company and its stockholders to increase the value of the Company's proposed transaction with Avondale in order to compete with the Litton proposal for Avondale, whereupon Avondale terminated its merger agreement with the Company in order to enter into an agreement with Litton.

     On July 9, 1999, Litton issued a press release withdrawing its May 5, 1999 proposal to acquire the Company. In this press release, Litton stated that its proposal to acquire the Company was unlikely to receive the necessary government approvals at that time.

     In late December of 2000, Mr. Chabraja telephoned Mr. Fricks and during their conversation Mr. Chabraja inquired about reevaluating the merits of an acquisition of the Company by General Dynamics. Mr. Fricks replied that he would give the question some thought.

     On December 21, 2000, Northrop Grumman announced that it had entered into an agreement to acquire Litton.

     In late February or early March 2001, Mr. Chabraja and Mr. Fricks spoke by telephone regarding General Dynamics' interest in discussions on the possibility of General Dynamics acquiring the Company.

     On March 9, Mr. Kent Kresa, Chairman, President and Chief Executive Officer of Northrop Grumman, telephoned Mr. Fricks and stated that he had heard a rumor that General Dynamics was interested in acquiring the Company. Mr. Fricks confirmed that General Dynamics had an interest in acquiring the Company. Mr. Kresa stated that Northrop Grumman was currently focused on the acquisition of Litton, but that he was interested in discussing, at a future date, a possible Northrop Grumman acquisition of the Company. Mr. Kresa told Mr. Fricks that he would call Mr. Fricks after the closing of the Litton acquisition to discuss this topic further. Mr. Kresa and Mr. Fricks did not have any further conversations until May 8, 2001.

     On March 15, Mr. Chabraja and Mr. Fricks had a meeting at which time they discussed a possible acquisition, shared their tentative views on the value of the Company and agreed on a process to further their discussions.

     On April 3, Northrop Grumman announced it had consummated its offer to acquire Litton and the integration of Litton's businesses into Northrop Grumman would begin immediately.

     On April 10, several executives of General Dynamics and the Company, together with other representatives of the two companies, met. During that meeting, representatives of the Company made a presentation concerning the Company, its current and historical financial performance and its prospects.

     On April 17, Mr. Chabraja telephoned Mr. Fricks and proposed a cash price per Share of $67.50, or an aggregate purchase price of approximately $2.1 billion. Mr. Fricks indicated that he would be willing to present such a proposal to the Company Board provided that the parties could negotiate a mutually acceptable acquisition agreement.

     Later on April 17, counsel for General Dynamics sent a draft of an acquisition agreement to counsel for the Company.

     Between April 20 and April 24, representatives of the Company and General Dynamics negotiated the terms of a proposed acquisition agreement.

     The Company Board met on April 24 to consider the proposed transaction with General Dynamics. Following presentations from the Company's management and financial and legal advisors, the Company Board unanimously approved the General Dynamics Merger Agreement and the transactions contemplated thereby. The General Dynamics Merger Agreement is summarized in Item 3 of the General Dynamics Statement.

     Subsequently on April 24, the General Dynamics Merger Agreement was executed by General Dynamics, the General Dynamics Purchaser and the Company.

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     On April 25, General Dynamics and the Company issued a joint press release announcing the General Dynamics Transaction.

     On May 4, the General Dynamics Purchaser commenced the General Dynamics Offer.

     On May 8, Mr. Kresa telephoned Mr. Fricks and proposed a business combination between Northrop Grumman and the Company, whereby Northrop Grumman would match General Dynamics' offer of $67.50 per Share. Mr. Fricks also received a letter (the "Northrop Grumman Letter") from Mr. Kresa that described Northrop Grumman's proposal. See Exhibit (a)(5)(A) to this Statement.

     On May 9, Northrop Grumman publicly announced its intention to commence an exchange offer for all the outstanding Shares on the terms set forth in the Northrop Grumman Letter.

     On May 23, Northrop Grumman filed with the SEC a Schedule TO and a registration statement on Form S-4 relating to the Northrop Grumman Offer.

  POSITION OF THE BOARD OF DIRECTORS

     After being advised of Northrop Grumman's proposal to acquire the Company, the Company Board held meetings on May 9, May 17 and June 5, 2001 to consider Northrop Grumman's proposal. At its meeting on June 5, 2001, the Company Board determined that the Company should continue discussions with the U.S. Department of Defense and the Department of Justice to determine the position of these agencies with respect to the General Dynamics Offer and the Northrop Grumman Offer. The Company Board determined that it is unable to take a position with respect to the Northrop Grumman Offer until the Company has further investigated the position of the U.S. government.

     At the June 5, 2001 meeting, the Company Board unanimously reaffirmed its recommendation of the General Dynamics Offer and advised the Company's stockholders to tender their Shares pursuant to the General Dynamics Offer. Additional information regarding the General Dynamics Offer, including the factors considered by the Company Board in its approval of the General Dynamics Merger Agreement and its original recommendation that the holders of Shares accept the General Dynamics Offer, is contained in the General Dynamics Statement filed with the SEC, a copy of which (without exhibits) was previously mailed to the Company's stockholders.

  REASONS FOR THE POSITION OF THE COMPANY BOARD

     In determining that it is unable to take a position with respect to the Northrop Grumman Offer and in reaffirming its recommendation of the General Dynamics Offer, the Company Board considered a number of factors. The material factors considered by the Company Board and the reasons for its position are as follows:

     Certainty of Completion. Based on currently available information, the Company Board is unable to conclude that the Northrop Grumman Offer has a greater certainty of completion than the General Dynamics Offer.

     In the Northrop Grumman Offer and in other public statements, Northrop Grumman has asserted that the Northrop Grumman Offer has a greater certainty of completion than the General Dynamics Offer as a result of competitive issues and defense policy considerations raised by a combination of the Company with General Dynamics. The Company Board was aware, however, that a combination of the Company with Northrop Grumman may also raise competitive issues and defense policy considerations. In that connection, the Company Board was aware that in 1999, following the proposal by Litton to acquire the Company, the U.S. Navy and Department of Defense were not likely to approve the acquisition, as well as the opposition of the Department of Defense to the proposed acquisition of the Company by General Dynamics in April, 1999. See "Background" above.

     The Company Board noted the conditions set forth in the Northrop Grumman Offer that must be satisfied in order for the Northrop Grumman Offer to be consummated, including the requirement that the existing General Dynamics Merger Agreement to which the Company is a party be validly terminated and that the Company enter into a definitive merger agreement with Northrop Grumman providing for the
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acquisition of the Company by Northrop Grumman. The Company Board was also aware that in the Northrop Grumman Letter on May 8, 2001, Northrop Grumman stated that it was prepared to negotiate a merger agreement consistent with the structure of the Northrop Grumman Offer on terms substantially similar to the Company's agreement with General Dynamics. The Company Board noted, however, that Northrop Grumman had stated that the negotiation of an agreement with the Company would be subject to the completion of due diligence, and there is no assurance that a satisfactory definitive agreement could be negotiated with Northrop Grumman.

     The General Dynamics Offer was commenced pursuant to the General Dynamics Merger Agreement under which General Dynamics is committed to consummate the General Dynamics Offer subject to the terms and conditions specified herein.

     The Company Board was aware of the provisions of the General Dynamics Merger Agreement requiring the Company and General Dynamics to use their best efforts to consummate the General Dynamics Transaction so long as the General Dynamics Merger Agreement is in effect.

     Accordingly, the Company Board believes that the Company should seek to determine the position of the U.S. government with respect to both the General Dynamics Offer and the Northrop Grumman Offer as expeditiously as possible.

     Financial Terms. For the reasons described below, the Company Board believes that the financial terms of the General Dynamics Offer are more favorable to the holders of Shares than the Northrop Grumman Offer.

     The Company Board believes that the General Dynamics Offer provides an opportunity for the holders of Shares to receive better and more certain value than the value they would receive pursuant to the present terms of the Northrop Grumman Offer. In reaching this conclusion, the Company Board considered, among other things, presentations by the Company's financial advisor, Credit Suisse First Boston Corporation and its discussions with the Company's senior management. Credit Suisse First Boston reviewed with the Board a number of financial issues relating to the Northrop Grumman Offer, including publicly available information with respect to the business, financial condition, results of operations and prospects of Northrop Grumman, and historical market prices of Northrop Grumman common stock. The Company Board also considered the Company's business, financial condition, results of operations and prospects.

     The Company Board noted that the holders of Shares would receive $67.50 in cash per Share in the General Dynamics Offer, if consummated, whereas between approximately 59% and 66% of the Shares in the Northrop Grumman Offer, if consummated, would be exchanged for Northrop Grumman Shares. The Company Board was aware that the value of the Northrop Grumman Shares would be subject to fluctuation, both before and after consummation of the Northrop Grumman Offer, based on a number of factors, including changes in market conditions, the future financial performance of Northrop Grumman and the market's assessment of whether the Northrop Grumman Offer will be consummated. On May 9, 2001, the date Northrop Grumman first publicly announced its intention to make the Northrop Grumman Offer, the closing price of the Northrop Grumman Shares, as reported on the New York Stock Exchange ("NYSE") Consolidated Tape, was $88 per Northrop Grumman Share, a decline of $3.50 from the reported closing price on May 8, 2001. On May 24, 2001, the first trading day after Northrop Grumman publicly disclosed the definitive terms of the Northrop Grumman Offer, the closing price of the Northrop Grumman Shares, as reported on the NYSE Consolidated Tape, was $86.60 per Northrop Grumman Share. Since May 9, 2001, the closing price of the Northrop Grumman Shares, as reported on the NYSE Consolidated Tape, has ranged from a high of $90.49 to a low of $86.60, and was $90.24 on June 5, 2001.

     Under the terms of the Northrop Grumman Offer, the holders of Shares will be able to elect to receive either $67.50 per share in cash or a number of Northrop Grumman Shares, subject, in each case, to the election and proration procedures and limitations on the number of Northrop Grumman Shares and amount of cash to be exchanged for Shares pursuant to the Northrop Grumman Offer. According to the terms of the Northrop Grumman Offer, the exact exchange ratio of Northrop Grumman Shares to be exchanged for

Shares will be determined by dividing $67.50 by the average of the closing price of Northrop Grumman common stock on the NYSE over a 10-day trading period ending on the third trading day before the Northrop Grumman Offer is consummated, provided that the exchange ratio per Share will not be more than .7941176 ($67.50/$85) or less than .7105263 ($67.50/$95) per Share. The holders of Shares who receive Northrop Grumman Shares in exchange for their Shares will receive less than $67.50 per Share of value if the price of the Northrop Grumman Shares, as determined pursuant to the Northrop Grumman Offer, is less than $85 and will receive more than $67.50 per Share of value if such price of Northrop Grumman Shares is more than $95. In addition, even if the price of Northrop Grumman Shares, as determined during the valuation period provided in the Northrop Grumman Offer, equals or exceeds $85 per Northrop Grumman Share, there is no assurance that the actual market value of the Northrop Grumman Shares to be issued per Share pursuant to the Northrop Grumman Offer, when issued, would equal or exceed $67.50 per Share.

     The Company Board also was aware that Northrop Grumman had recently completed the acquisition of Litton and that the value of Northrop Grumman Shares is subject to risk in successfully integrating the business of Litton with that of Northrop Grumman.

     The Company Board also believes that the value of Northrop Grumman Shares will be dependent upon the successful integration of the business of the Company if the Company is acquired by Northrop Grumman.

     Credit Suisse First Boston discussed with the Company Board the potential adverse impact of a redistribution of the Northrop Grumman Shares (to be received by the Company's stockholders under the Northrop Grumman Offer) on the market price of the Northrop Grumman Shares.

     According to the Northrop Grumman Offer, the Northrop Grumman Offer is intended to be structured so that holders of Shares will not incur tax on the exchange of Shares for Northrop Grumman Shares for U.S. Federal income tax purposes. However, any resale of Northrop Grumman Shares by holders of Shares will be a taxable event for U.S. Federal income tax purposes. The Company Board believes that, in general, the holders of Shares would prefer the certainty of an all-cash transaction, as contemplated by the General Dynamics Offer, to the uncertainty of the mix of cash and Northrop Grumman Shares, as contemplated by the Northrop Grumman Offer, notwithstanding the potential for tax-deferral in the Northrop Grumman Offer.

     The Company Board also noted the other risks to the holders of Shares as disclosed under "Risk Factors" in the Northrop Grumman Offer.

     General Dynamics Merger Agreement. The Company is permitted under the General Dynamics Merger Agreement to participate in discussions and negotiations with, and to furnish information to, a party, including Northrop Grumman, that submits a proposal not solicited by the Company and not resulting from a breach of the General Dynamics Merger Agreement, if the Company Board believes in good faith the proposal could result in a Company Superior Proposal (as defined in the General Dynamics Merger Agreement). A "Company Superior Proposal" is defined as any proposal to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the combined voting power of the Shares then outstanding or all or substantially all of the assets of the Company, which proposal the Company Board has determined (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the third party making the proposal, and (ii) presents to the Company and its stockholders more favorable financial and other terms, taken as a whole, than the terms of the Merger Agreement.

     The Company Board was also aware of the Company's right to terminate the General Dynamics Merger Agreement at any time prior to consummation of the General Dynamics Offer to enter into an acquisition transaction with a third party that the Company Board determines to be a Company Superior Proposal if the Company pays a $50 million termination fee to General Dynamics.

  INTENT TO TENDER

     To the Company's knowledge, none of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Northrop Grumman Offer any of the Shares held of record or beneficially owned by them, except that the certain Company employees' benefit plans that hold Shares (and that may be deemed "affiliates" of the Company) will be required to tender or not tender Shares as directed by employees in accordance with the applicable plan documents.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Credit Suisse First Boston has been retained by the Company as its financial advisor in connection with the potential sale of the Company and related matters. Pursuant to the terms of this engagement, the Company has agreed to pay Credit Suisse First Boston, for its financial advisory services upon consummation of a sale transaction, an aggregate fee equal to 0.45% of the total fair market value of the consideration, including liabilities assumed, to be received by the Company or its stockholders upon consummation of the sale of all or a substantial amount of the assets or the capital stock of the Company, any merger or business combination, or any other form of disposition which results in the effective sale of the principal business and operations of the Company. The Company also has agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses incurred by Credit Suisse First Boston in performing its services, including the fees and expenses of counsel, incurred in connection with its engagement. The Company has also agreed to indemnify Credit Suisse First Boston and related parties against certain liabilities incurred in connection with its engagement, including certain liabilities under the federal securities laws.

     Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse First Boston has in the past provided investment banking services to the Company unrelated to the proposed transaction, for which services it received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may trade securities of General Dynamics, Northrop Grumman and the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the General Dynamics Offer or the Northrop Grumman Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) No transactions in the Shares have been effected since March 5, 2001 by the Company other than the purchase by Newport News Shipbuilding Inc. Stock Employee Compensation Trust of 7,000, 8,000, 9,500, 10,000, 15,000, 15,000 and
6,000 Shares at an average per share price of $48.4479, $48.7175, $47.7611, $47.6435, $49.2308, $49.0733 and $48.3317 on March 26, March 27, March 28, March
29, March 30, April 2 and April 3, respectively.

     (b) Other than as set forth on Annex B hereto, no transactions in the Shares have been effected since March 5, 2001, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as set forth in this Statement or in the General Dynamics Statement, the Company is not undertaking or engaged in any negotiations in response to the General Dynamics Offer or the Northrop Grumman Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

     (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Northrop Grumman Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION

     Certain information regarding agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers and directors or affiliates, on the other hand, are described in Annex A to this Statement and incorporated herein by reference.

     The following complaints have been filed in the Court of Chancery of the State of Delaware, in and for New Castle County, against the Company and members of the Company Board:

DATE FILED                     CASE NAME AND CIVIL ACTION NO.
----------                     ------------------------------
May 9, 2001     Patricia Heinmuller, Trustee v. the Company and Members of
                the Company Board, C.A. No. 18871 (the "Heinmuller
                Complaint", filed as Exhibit (a)(5)(B) to this Statement and incorporated herein by reference)
May 10, 2001    Ellis Investments, Ltd. v. Members of the Company Board and
                the Company, C.A. No. 18873 (the "Ellis Investments
                Complaint", filed as Exhibit (a)(5)(C) to this Statement and incorporated herein by reference)
May 10, 2001    David Bovie v. Members of the Company Board and the Company,
                C.A. 18874 (the "Bovie Complaint", filed as Exhibit
                (a)(5)(D) to this Statement and incorporated herein by
                reference)
May 11, 2001    Efrem Weitschner v. Members of the Company Board and the
                Company, C.A. No. 18875 (the "Weitschner Complaint", filed as Exhibit (a)(5)(E) to this Statement and incorporated
                herein by reference)
May 16, 2001    Eric van Gelder v. Members of the Company Board and the
                Company, C.A. No. 18886 (the "van Gelder Complaint", filed as Exhibit (a)(5)(F) to this Statement and incorporated
                herein by reference)

     Each of the five complaints purports to be filed by a stockholder of the Company and includes a request for a declaration that the action be maintained as a class action. Each seeks, among other things, injunctive relief, unspecified damages and fees of attorneys and experts.

     The Heinmuller Complaint alleges, among other things, that the General Dynamics Offer and the merger of the General Dynamics Purchaser into the Company are wrongful, unfair and harmful to the Company's stockholders in that they constitute a sale of the Company without an appropriate process to obtain the best price reasonably available to stockholders of the Company, that the defendants have provided substantial benefits to the Company's management under the Merger Agreement and have agreed to provisions that will impede the sale of the Company for the maximum consideration and that the defendants have breached their fiduciary duties to the stockholders of the Company. Included in the relief sought by the Heinmuller Complaint is a request to enjoin the implementation of the General Dynamics Offer and the merger of the General Dynamics Purchaser into the Company without an adequate process to obtain the best price available on the sale of the Company.

     The Ellis Investments Complaint, the Bovie Complaint, the Weitschner Complaint and the van Gelder Complaint are similar. Each alleges, among other things, that the defendants failed to solicit competing bids for the Company and have refused to take steps to ensure that the stockholders of the Company will receive maximum value for their Shares. Included in the relief sought by the complaints is a request for an order that the individual defendants carry out their fiduciary duties to the stockholders of the Company.

     The Company believes that these complaints are without merit and intends to vigorously contest each lawsuit.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
-----------
(a)(1)       Not Applicable.

(a)(2)       Letter to stockholders from William P. Fricks dated June 6,
             2001.*

(a)(3)       Not Applicable.

(a)(4)       Not Applicable.

(a)(5)(A)    Letter dated May 8, 2001 from Kent Kresa to William P.
             Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
             Statement).

(a)(5)(B) Complaint filed by Patricia Heinmuller in the Court of Chancery of the State of Delaware, in and for New Castle
             County, on May 9, 2001 (previously filed as Exhibit
             (a)(5)(vii) to Amendment No. 2 to the General Dynamics
             Schedule TO and incorporated herein by reference).

(a)(5)(C)    Complaint filed by Ellis Investments, Ltd. in the Court of
             Chancery of the State of Delaware, in and for New Castle
             County, on May 10, 2001 (previously filed as Exhibit
             (a)(5)(viii) to Amendment No. 2 to the General Dynamics
             Schedule TO and incorporated herein by reference).

(a)(5)(D) Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May
             10, 2001 (previously filed as Exhibit (a)(5)(ix) to
             Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(E) Complaint filed by Efrem Weitschner in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (previously filed as Exhibit (a)(5)(x) to
             Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(F) Complaint filed by Eric van Gelder in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (previously filed as Exhibit (a)(5)(xi) to
             Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(G) Text of press release issued by the Company, dated June 6, 2001.

(e)          Not Applicable.

(g)          Not Applicable.

---------------
* Mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEWPORT NEWS SHIPBUILDING INC.

                                          By: /s/ STEPHEN B. CLARKSON
                                            ------------------------------------
                                            Name:  Stephen B. Clarkson
                                            Title: Vice President, General
                                                   Counsel and  Secretary

Dated: June 6, 2001

                               INDEX TO EXHIBITS

EXHIBIT NO.      DESCRIPTION
-----------      -----------
(a)(1)           Not Applicable.

(a)(2)           Letter to stockholders from William P. Fricks dated June 6,
                 2001.

(a)(3)           Not Applicable.

(a)(4)           Not Applicable.

(a)(5)(A)        Letter dated May 8, 2001 from Kent Kresa to William P.
                 Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
                 Statement).

(a)(5)(B) Complaint filed by Patricia Heinmuller in the Court of Chancery of the State of Delaware, in and for New Castle
                 County, on May 9, 2001 (previously filed as Exhibit
                 (a)(5)(vii) to Amendment No. 2 to the General Dynamics
                 Schedule TO and incorporated herein by reference).

(a)(5)(C)        Complaint filed by Ellis Investments, Ltd. in the Court of
                 Chancery of the State of Delaware, in and for New Castle
                 County, on May 10, 2001 (previously filed as Exhibit
                 (a)(5)(viii) to Amendment No. 2 to the General Dynamics
                 Schedule TO and incorporated herein by reference).

(a)(5)(D) Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May
                 10, 2001 (previously filed as Exhibit (a)(5)(ix) to
                 Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(E) Complaint filed by Efrem Weitschner in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (previously filed as Exhibit (a)(5)(x) to
                 Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(F) Complaint filed by Eric van Gelder in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (previously filed as Exhibit (a)(5)(xi) to
                 Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(G) Text of press release issued by the Company, dated June 6, 2001.

(e)              Not Applicable.

(g)              Not Applicable.

                                                                         ANNEX A

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     Set forth below is the ownership, as of March 30, 2001 (except as otherwise stated), of the number of shares and percentage of Company Common Stock beneficially owned by (i) each director of the Company, (ii) each executive officer of the Company whose name is set forth on the Summary Compensation Table, (iii) all executive officers and directors of the Company as a group and
(iv) all persons beneficially owning more than 5% of the outstanding Company Common Stock.

                                                               SHARES OF
                                                              THE COMPANY       AGGREGATE
                                                              COMMON STOCK      PERCENTAGE
                                                                OWNED(a)         OWNED(b)
                                                              ------------      ----------
William P. Fricks...........................................     467,155(c)(d)     1.32%
Hon. Gerald L. Baliles......................................       8,674(c)           *
Hon. Charles A. Bowsher.....................................       3,163(c)           *
Leon A. Edney, Admiral (Ret.)...............................       6,574(c)           *
Dr. William R. Harvey.......................................       8,574(c)           *
Hon. Shirley Ann Jackson....................................         372(c)           *
Hon. Joseph J. Sisco........................................       8,900(c)           *
Stephen R. Wilson...........................................       6,962(c)           *
Thomas C. Schievelbein......................................     213,759(c)(d)        *
Alfred Little, Jr. .........................................      77,196(c)(d)        *
Stephen B. Clarkson.........................................     108,009(c)(d)        *
William G. Cridlin, Jr. ....................................      84,146(c)(d)        *
All directors and executive officers as a group (18
  persons)..................................................   1,251,636(c)(d)     3.54%
Cascade Investment LLC & William H. Gates III
  2365 Carillion Point, Kirkland, WA 98033 &
  Microsoft Way, Redmond, WA 98052..........................   2,562,900(e)        7.24%

---------------
(a) Except as described in the notes below, each director, executive officer and 5% holder has sole voting and dispositive power over the shares beneficially owned, as set forth in this column.

(b) Except as indicated, each person or group beneficially owns less than 1% of the outstanding Company Common Stock. All percentages are based on 35,396,356 shares of Company Common Stock outstanding and entitled to vote at the Annual Meeting as of March 30, 2001.

(c) Includes options held by Messrs. Fricks, Baliles, Bowsher, Edney, Wilson, Schievelbein, Little, Clarkson and Cridlin and Drs. Harvey, Sisco and Jackson, which may be exercised on or before June 9, 2001, to acquire 324,321, 4,999, 1,332, 2,999, 4,999, 145,934, 45,564, 69,427, 40,564, 4,999,
    zero and zero shares of Company Common Stock, respectively. All directors and executive officers as a group have options, which may be exercised on or before June 9, 2001, for 793,767 shares of Company Common Stock.

(d) Includes shares held under the Company's 401(k) plan. Shares in the Company's 401(k) plan held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were 16,787, 2,507, 1,625, 4,152 and 4,790, respectively. All directors and executive officers as a group held 40,708 shares in the 401(k) plan.

(e) The number of shares owned is as reported in Schedule 13G filed by Cascade Investment LLC and William H. Gates III with the SEC on February 18, 2000. All shares may be deemed beneficially owned by William H. Gates III as the sole member of Cascade Investment LLC. Cascade Investment LLC & William H. Gates III reported shared voting and dispositive power for all shares beneficially owned.

                    THE CURRENT MEMBERS OF THE COMPANY BOARD

     The Company Board currently consists of eight members and is divided into three classes. At each annual meeting, the term of one class expires.

       CLASS III (TO SERVE UNTIL THE 2002 ANNUAL MEETING OF STOCKHOLDERS)

     HON. GERALD L. BALILES has been a partner with the law firm of Hunton & Williams since February 1990. From 1986 until January 1990 he served as Governor of the Commonwealth of Virginia. While Governor, he served as Chairman of the National Governors' Association from 1988 to 1989. He currently serves as Chairman of the Richmond Regional Transportation Advocacy Board, a member of the Council on Foreign Relations, a director of Norfolk Southern Corporation, on the United States Council for International Business and on The Greater Richmond World Affairs Council. He has served as Chairman of the Public Broadcasting Service (PBS) and as a member of The Atlantic Council of the United States and the Washington Airports Task Force. Governor Baliles is 60 years old and has been a director of the Company since January 1997.

     HON. CHARLES A. BOWSHER served as the Comptroller General of the United States from 1981 to 1996. Prior to his appointment as Comptroller General, Mr. Bowsher served as Assistant Secretary of the Navy for Financial Management and was a partner in the accounting and auditing firm of Arthur Andersen LLP. Currently he serves on the boards of American Express Bank, DeVry Inc., the Hitachi Foundation, the Concord Coalition and the Committee for a Responsible Federal Budget. Mr. Bowsher is 69 years old and has been a director of the Company since August 1999.

     HON. SHIRLEY ANN JACKSON has been the President of Rensselaer Polytechnic Institute, Troy, New York, since July 1999. Dr. Jackson served as Chairman of the U. S. Nuclear Regulatory Commission (NRC) from July 1995 to July 1999, and as Chairman of the International Nuclear Regulators Association (INRA) from May 1997 until May 1999. Prior to that, she was Professor of Physics at Rutgers University, New Brunswick, New Jersey, concurrently serving as a consultant in semiconductor theory at AT&T Bell Laboratories, and conducted research in physics at AT&T Bell Laboratories. Dr. Jackson currently serves as a director of Federal Express Corp., Sealed Air Corporation, SCI Systems and USX Corporation. She is a member of the Board of Trustees of The Brookings Institution and the Massachusetts Institute of Technology. Dr. Jackson is 54 years old and has been a member of the Company Board since July 2000.

        CLASS I (TO SERVE UNTIL THE 2003 ANNUAL MEETING OF STOCKHOLDERS)

     WILLIAM P. FRICKS has served as Chairman and Chief Executive Officer of the Company since January 1997. Prior to that he was Chief Executive Officer from November 1995 and President and Chief Operating Officer from September 1994. Mr. Fricks first joined the Company in 1966. He was appointed Senior Vice President in 1988 and Executive Vice President in 1992. Mr. Fricks is a member of the Propeller Club of the United States and serves on the Board of the Naval Submarine League. He is a Life Member of the Navy League of the United States and of the Surface Navy Association, a member of the Council of the American Bureau of Shipping, and is past Chairman of the Board of Directors of the American Shipbuilding Association. Mr. Fricks is on the Board of Directors of the Hampton Roads Partnership, the WHRO Foundation and serves on the Board of Trustees of The Mariners' Museum. He is a member of the Virginia Business Council and the Virginia Business Higher Education Council. Mr. Fricks is 56 years old and has been a director of the Company since October 1996.

     DR. WILLIAM R. HARVEY has been President of Hampton University, in Hampton, Virginia, since July 1978. He is also the owner of the Pepsi-Cola Bottling Company of Houghton, Michigan. Dr. Harvey currently serves as a director of the First Union National Bank-Mid-Atlantic Region and Trigon Blue Cross Blue Shield of Virginia. Previously he served on the President's National Advisory Council on Elementary and Secondary Education, the Defense Advisory Committee on Women in the Service, the Fund for the Improvement of Postsecondary Education, the Commission on Presidential Scholars, the President's Advisory Board on Historically Black Colleges and the U.S. Department of Commerce Minority Economic Develop-ment Advisory Board. Dr. Harvey previously held the positions of Administrative Vice President of Tuskegee University, Administrative Assistant to the President of Fisk University and as Assistant for Governmental Affairs to the Dean at Harvard University's Graduate School of Education. Dr. Harvey is 60 years old and has served as a director of the Company since January 1997.

     STEPHEN R. WILSON has served as Executive Vice President of Footstar, Inc. in Mahwah, New Jersey, since May 2001. From February 1998 until October 1999 he served as the Group Finance Director of Reckitt & Colman plc. Before that, he served as the Executive Vice President and Chief Financial Officer of Reader's Digest Association, Inc. from April 1995 to September 1997. From March 1993 to April 1995 he served as the Executive Vice President and Chief Financial Officer of RJR Nabisco, Inc. From October 1990 until March 1993 Mr. Wilson served as Senior Vice President, Corporate Development of RJR Nabisco. Mr. Wilson is 54 years old and has been a director of the Company since January 1997.

       CLASS II (TO SERVE UNTIL THE 2004 ANNUAL MEETING OF STOCKHOLDERS)

     LEON A. EDNEY, ADMIRAL (RET.) served in the United States Navy for 39 years, last serving as Supreme Allied Commander Atlantic (NATO) and Commander-in-Chief, U.S. Atlantic Command from May 1990 to August 1992. From August 1988 to May 1990 he served as the Vice Chief of Naval Operations. Admiral Edney retired from the Navy in August 1992. From September 1992 to April 1994 Admiral Edney served as a defense consultant to the U.S. Navy and from May 1994 to July 1995 he served as Vice President of Loral Company. He currently serves as a director of Armed Forces Benefit Services Inc., OrinCon Industries, the Armed Services YMCA, San Diego, as Chairman of the Board of the Naval Aviation Museum Foundation, as Capstone Senior Fellow and as a trustee of the Naval Academy Foundation. He was previously the Distinguished Leadership Chair-United States Naval Academy, a director of the Retired Officers Association, and Senior Fellow at the Center for Naval Analysis. Admiral Edney is 66 years old and has been a director of the Company since January 1997.

     HON. JOSEPH J. SISCO has been a partner of Sisco Associates, a management-consulting firm, since January 1980. Previously he served as President and Chancellor of the American University and was employed by the United States Department of State for 25 years, last serving as Under Secretary of State for Political Affairs. He is also a director of Braun AG. Dr. Sisco served as a director of Tenneco Inc. from 1977 until his retirement from the Tenneco Board in May 1996. He was also a director of The Interpublic Group of Companies, Inc. and Raytheon Company until 1997. Previously he was a director of The Gillette Company and GEICO Corporation. Dr. Sisco is 81 years old and has been a director of the Company since October 1996.

                        COMMITTEES OF THE COMPANY BOARD

     The Company Board has four standing committees, which have the following responsibilities and authority:

     Audit Committee. The Audit Committee has the responsibility, among other things, to (i) review the performance and recommend the selection or replacement of the Company's independent public accountants (the "Accountants"), (ii) review and approve the scope of the Accountants' audit activity and extent of non-audit services and the fees and other compensation to be paid to the Accountants for those activities and services, (iii) review with management and the Accountants, both within and out of the presence of the Company's management, the adequacy of the Company's accounting systems and internal controls and the effectiveness of the Company's internal audit plan and activities, (iv) review with management and the Accountants the results of the Company's annual audits and its audited annual and unaudited quarterly financial statements and exercise general oversight of the Company's financial reporting processes, (v) require and receive from and discuss with the Accountants the Accountants' written disclosures delineating all relationships between the Accountants and the Company, including those that may impact the objectivity and independence of the Accountants, and report and make recommendations to the full Company Board with respect to the Audit Committee's assessment of the Accountants' independence,
(vi) review with manage-
ment litigation and other legal matters that may affect the Company's financial condition, (vii) monitor compliance with the Company's business conduct and other policies and (viii) conduct special reviews into any matters within the Audit Committee's scope of responsibilities and make recommendations to the Company Board with respect to the results of such reviews. The members of the Audit Committee are Messrs. Wilson, Edney and Bowsher and Drs. Sisco and Jackson. Mr. Wilson is the Chairman of the Audit Committee.

     Compensation and Benefits Committee. The Compensation and Benefits Committee (the "Compensation Committee") has the responsibility, among other things, to (i) establish the salary rates of officers and certain other employees of the Company, (ii) examine periodically the compensation structure of the Company and (iii) supervise the welfare, pension and compensation plans of the Company. The members of the Compensation Committee are Messrs. Bowsher and Wilson and Drs. Harvey and Sisco. Dr. Sisco is the Chairman of the Compensation Committee.

     Nominating and Management Development Committee. The Nominating and Management Development Committee (the "Nominating Committee") has the responsibility, among other things, to (i) review possible candidates for election to the Company Board and recommend a slate of nominees for election as directors at the Company's Annual Meeting of Stockholders, (ii) review the function and composition of the other committees of the Company Board and recommend membership on such committees and (iii) review the qualifications and recommend candidates for election as officers of the Company. The Company's stockholders may recommend nominees for election to the Company Board pursuant to the Company's By-laws. The members of the Nominating Committee are Messrs. Baliles and Edney and Drs. Jackson and Harvey. Governor Baliles is the Chairman of the Nominating Committee.

     Executive Committee. Other than certain matters assigned to the Compensation Committee, the Executive Committee has, during the intervals between meetings of the Company Board, the authority to exercise all the powers of the Company Board that may be delegated legally to it by the Company Board in the management and direction of the business and affairs of the Company. The members of the Executive Committee are Messrs. Fricks, Baliles and Wilson. Mr. Fricks is the Chairman of the Executive Committee.

     During 2000, there were six meetings of the Company Board, four meetings of the Audit Committee, four meetings of the Compensation Committee, four meetings of the Nominating Committee and no meetings of the Executive Committee. During 2000, or the portion of 2000 during which each director served, each director attended at least 75% of the aggregate number of meetings of the Company Board and meetings of committees of the Company Board on which he or she served.

                           COMPENSATION OF DIRECTORS

     All directors who are not also employees of the Company are paid a director's fee of $30,000 per annum, $14,500 in cash and the remainder in restricted shares of Company Common Stock (provided that during the pendency of the General Dynamics Offer, the retainer shall be payable 100% in cash), and an attendance fee of $1,500, plus expenses, for each meeting of the Company Board and an attendance fee of $1,000, plus expenses, for each committee meeting attended. Each director who serves as chairman of a committee of the Company Board is paid an additional fee of $4,000 per annum per chairmanship.

     Directors who are not also employees of the Company each receive an initial grant of 2,000 stock options upon joining the Company Board and an additional 2,000 stock options annually. Directors who are not also employees of the Company each receive a one-time grant of 1,000 shares of restricted stock upon joining the Company Board.

     As of May 4, 2001, the weighted average exercise price of the vested and exercisable options held by directors of the Company (including Mr. Fricks) as a group was $20.27.

                              CERTAIN TRANSACTIONS

     Governor Baliles, a director of the Company, is a partner in the law firm of Hunton & Williams. Hunton & Williams provided legal services to the Company during the last fiscal year.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers, directors and persons owning more than 10% of the Company Common Stock to file reports of ownership and changes in ownership of Company Common Stock and derivative securities of the Company with the SEC and the New York Stock Exchange (the "NYSE"). All directors and executive officers filed on a timely basis all reports required to be filed in 2000, except for a single report of a single sale of Company Common Stock in August 2000, which was inadvertently filed late by Mr. Stephen R. Wilson, a member of the Company Board.

                             EXECUTIVE COMPENSATION

       NEWPORT NEWS SHIPBUILDING INC. COMPENSATION AND BENEFITS COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Company Board, which consists entirely of non-employee directors, provides the following report on executive compensation. Under the Compensation Committee's supervision, the Company has developed and implemented the executive compensation philosophy, policies, plans and programs described below.

COMPENSATION PHILOSOPHY

     The Company has established a basic philosophy for executive compensation to reward executives primarily based upon their ability to improve the financial performance of the Company and increase stockholder value. The Compensation Committee believes this pay-for-performance philosophy will appropriately link the interests of executives with those of stockholders.

     Accordingly, the Company's executive compensation program has been structured to:

     - Align the total compensation paid to the Company's executives with the Company's business goals, including (but not limited to) operating income, cash flow, earnings per share, stock price growth, business development, quality of earnings, equal employment opportunity, leadership development and health, safety and environmental.

     - Reinforce a pay-for-performance culture through significant short- and long-term incentives. Performance-based pay constitutes the significant majority of compensation opportunities available to all of the Company's senior executives. For performance above target, executives have significantly higher award opportunities. For performance below target, award opportunities are significantly reduced and below certain levels, no award may be earned. Greater emphasis is placed on incentives that reward executives for sustained long-term performance.

     - Strengthen the linkage between stockholders' and executives' interests through stock-based incentives and stock ownership requirements. A significant portion of each executive's on-going compensation will be derived from stock-based compensation, including stock options and performance shares, which require stock price growth and/or achievement of earnings per share growth before any value is received by executives. These stock-based incentives also contain vesting requirements, which aid in the retention of key executive talent. Additionally, each executive is required to achieve and maintain certain stock ownership levels, which vary with executive level.

     - Attract and retain high quality executive talent by providing competitive total compensation. The on-going compensation program provides total compensation levels at market medians (50th percentile) when the Company achieves targeted performance objectives. However, Company performance above established performance objectives can result in a total compensation package that is above market medians. Conversely, Company performance below established performance objectives can result in a total compensation package significantly below market medians.

     Under this structure, the Company's executive compensation program has been designed to provide total compensation at competitive levels from three primary sources--base salary, annual cash incentive awards and long-term, stock-based incentive awards, such as stock options and performance shares. The following is a description of each of the components of the program.

BASE SALARY

     The Compensation Committee reviews annually base salaries for senior executives. Each executive's base salary, and any adjustments thereto, is based on a review of (i) the executive's sustained level of performance, (ii) demonstration of leadership competencies, (iii) judgments as to the executive's past and expected future contributions to the Company and (iv) market survey data for comparable positions. Salary recommendations for senior executives are developed under the direction of the Chief Executive Officer and approved by the Compensation Committee. However, the base salary of the Chief Executive Officer is set by the Compensation Committee alone.

     Data on competitive market salaries are provided annually to the Compensation Committee by an independent executive compensation consultant. Survey data are derived from a sample of similarly sized organizations within the same or highly related industries (the "Comparator Group"). The Comparator Group consists of organizations within the shipbuilding, defense and heavy manufacturing industries. The companies comprising the Comparator Group are not necessarily the same companies in the peer group indices in the performance graph included herein. Such indices are intended to provide a relative comparison of the Company's total return to stockholders and are not necessarily indicative of the Company's market for executive talent. Comparator Group survey data are supplemented by other published market survey data.

     In keeping with the Company's performance-based compensation philosophy (i.e., placing greater emphasis on variable rather than fixed pay), salaries for the Company's senior executives, including the named executives, are at or below market medians (50th percentile) for similar positions at companies of similar size in the Comparator Group.

ANNUAL INCENTIVES

     The primary purpose of the Company's Annual Incentive Plan ("AIP") is to provide executives with an incentive to promote the success of the Company through an opportunity to earn additional cash compensation based on achieving key Company goals. Annual incentive plan opportunities (targets) are also established using Comparator Group and other market survey data. The Company's AIP provides that Company executives will receive cash payments under the Plan if the Company meets specified performance goals. These goals will typically consist of (but not be limited to) one or more of the following financial measures: operating income, operating cash flow, earnings per share, return on equity, return on investment, and net income. Larger payouts may be earned if Plan goals are exceeded. Conversely, smaller payouts (or no payout) may be earned if Plan goals are not met.

     In addition, the level of awards earned through the attainment of financial goals can be adjusted, upward or downward, based on the Company's performance related to other important business objectives including health and safety, equal employment opportunity, environmental, leadership development, business development and quality of earnings.

     The Compensation Committee is responsible for establishing performance measures and performance targets at the beginning of each year, for evaluating performance against these targets, and for determining individual awards for senior executives earned under the AIP. Individual incentive awards are based on Company performance against targets, both financial and non-financial, and evaluations of individual performance. The Compensation Committee exercises its discretion in performing these reviews and in determining the amount of actual awards, if any.

     For 2000, the principal financial measures were operating income (weighted 60%) and operating cash flow (weighted 40%). Actual performance on these measures exceeded budgeted performance for 2000 resulting in awards to executives, including all named executives, averaging 28% above targeted levels.

LONG-TERM INCENTIVES

     The Company's long-term, stock-based incentive plan is designed to align a significant portion of the executive's total compensation with stockholder interests. The Newport News Shipbuilding Inc. Stock Ownership Plan, and its successor Newport News Shipbuilding Inc. 1998 Stock Incentive Plan, provide the flexibility to grant long-term incentives in a variety of forms, including stock options, performance shares, restricted stock, stock appreciation rights, and other stock-based incentive vehicles. Periodically, the Compensation Committee establishes the types and levels of long-term incentives it believes are most likely to support the achievement of the Company's performance and total compensation objectives. At increasing levels of executive responsibility, it is the Compensation Committee's intent that executives derive a larger percentage of total compensation from long-term, stock-based incentive vehicles. Long-term incentives granted in 2000 were a combination of stock options and performance shares. Incentive opportunities were graduated by executive level. The number of options and performance shares granted in 2000 to each executive was based on a review of the grant levels and practices for a Comparator Group described earlier in this report. Based on the Company's pay philosophy, the opportunities for the Company's executive officers are targeted somewhat above the median of the market.

     Earnings per share ("EPS") is the performance measure used to determine actual performance share awards earned under the Plan. Payout levels are based upon performance against EPS goals over a three-year period. Larger payouts are earned if EPS goals are exceeded. Conversely, smaller payouts (or no payout) may be earned if EPS goals are not met.

     Performance shares granted in 1998 were to be earned based on the Company's EPS performance for the years 1998-2000. Based on the Company's outstanding EPS performance for this period, awards were earned at levels significantly above target.

EXECUTIVE STOCK OWNERSHIP

     The Compensation Committee believes that stockholder interests are enhanced through executive stock ownership. Accordingly, the Compensation Committee has established stock ownership requirements for the Company's key executives. The share requirements are defined as a multiple of each executive's base salary. The multiple varies with level of executive responsibility from four times base salary at the highest executive level ("CEO") to one times base salary at the lowest executive level. All of the named executive officers included in the Summary Compensation Table have exceeded established stock ownership requirements.

CEO COMPENSATION

     The Compensation Committee established the compensation level for Mr. Fricks using data for CEOs in the Comparator Group as a benchmark. Mr. Fricks's cash compensation target opportunity (salary plus annual incentive) is below the market median while long-term, stock-based compensation target opportunities are above the market median. This approach corresponds to the Company's stated philosophy of substantially emphasizing performance-based pay and stockholder alignment over fixed pay. Total compensation opportunities approximate the market median. Annually, Mr. Fricks is eligible to receive compensation under the AIP and stock-based incentive grants consistent with the provisions of the Stock Ownership Plan based on performance against pre-established targets approved by the Compensation Committee.

     For 2000, the Committee increased Mr. Fricks's salary to $610,000, which was an 8.9% increase from his $560,000 salary in 1999. The Compensation Committee considered this salary adjustment appropriate in view of market data and Mr. Fricks's sustained level of performance and effectiveness in providing strategic leadership to the Company. Mr. Fricks's base salary remains somewhat below the median for his peers in the Comparator Group. However, as described earlier, his total compensation opportunity approximates the market median.

     In recognition of the exceptional Company performance achieved in 2000 under Mr. Fricks's leadership, the Compensation Committee granted Mr. Fricks an annual incentive award of $800,000. Also, annual stock awards (options and performance shares) were made to Mr. Fricks on the same basis as those made to other executives as described above. Mr. Fricks, and other eligible executives, also received a payout for performance shares earned based upon the three-year performance cycle that ended December 31, 2000. As noted elsewhere herein, the payout based on EPS performance was significantly above target.

DEDUCTIBILITY OF COMPENSATION

     For federal income tax purposes, publicly held corporations are not permitted to deduct compensation paid to any named executive in excess of $1 million unless the compensation is performance-based. Stock options and performance share grants under the Company's Stock Ownership Plan and the 1998 Stock Incentive Plan described earlier herein are designed and administered to maintain deductibility under Section 162(m) of the Internal Revenue Code.

     The Committee believes it is in the best interests of the stockholders to maintain discretionary control over the annual cash portion of executive compensation and that the decrease in any tax liability that would result from further action to reduce exposure to the $1 million limitation would be insufficient to warrant a change to the present compensation system.

     The Compensation Committee believes the overall design of the compensation program appropriately links executive and stockholder interests. The Committee will regularly evaluate the program to ensure continued future alignment.

                                          Compensation and Benefits Committee

                                          Hon. Joseph J. Sisco (Chairman)
                                          Hon. Charles A. Bowsher
                                          Dr. William R. Harvey
                                          Stephen R. Wilson

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following Summary Compensation Table sets forth the remuneration paid by the Company (i) to the Chairman and Chief Executive Officer of the Company and (ii) to each of the four other most highly compensated executive officers of the Company during the three fiscal years ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                        --------------------------------------------------
                                           ANNUAL COMPENSATION                  AWARDS             PAYOUTS
                                     --------------------------------   -----------------------   ---------
                                                         OTHER ANNUAL                SECURITIES     LTIF       ALL OTHER
                                     SALARY     BONUS    COMPENSATION   RESTRICTED   UNDERLYING    PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR   ($)(a)    ($)(a)       ($)(b)       STOCK($)    OPTIONS(#)    ($)(c)        ($)(d)
---------------------------   ----   -------   -------   ------------   ----------   ----------   ---------   ------------
William P. Fricks...........  2000   610,000   800,000      31,906          --         80,780     4,199,148    1,358,679
  Chairman and Chief          1999   560,000   850,000      27,489          --         61,040     1,017,500      310,915
  Executive Officer           1998   540,000   685,000      23,347          --         68,515            --      109,850
Thomas C. Schievelbein......  2000   410,000   400,000      23,874          --         38,050     2,139,288      677,529
  Executive Vice President    1999   381,000   430,000      24,204          --         28,820       543,290      150,071
  and Chief Operating         1998   365,000   358,000      17,695          --         35,870            --       57,860
    Officer
Alfred Little, Jr. .........  2000   260,500   170,000      11,675          --         18,040       936,808      286,999
  Vice President -- Human     1999   241,500   194,000      12,161          --         13,600       244,475       61,023
  Resources and EH&S          1998   231,500   165,000      10,037          --         16,685            --       42,452
Stephen B. Clarkson.........  2000   251,000   161,000      11,431          --         18,040       936,808      270,685
  Vice President, General     1999   241,500   185,000      13,324          --         13,600       244,475       49,817
  Counsel and Secretary       1998   231,500   156,000      10,428          --         16,685            --       37,063
W. G. Cridlin, Jr. .........  2000   210,500   139,500       8,700          --         18,040       936,808      242,561
  Vice President and General  1999   203,000   141,000       8,015          --         13,600       244,475       64,239
  Manager -- Submarine        1998   195,000   130,000       7,881          --         16,685            --       35,674
  Programs

---------------
(a) Includes amounts contributed by the named executives to the Company's 401(k) and deferred compensation plans in the case of salary, and deferred compensation plan in the case of bonus.

(b) Amounts reported under the column represent amounts reimbursed for the payment of taxes. Executives also received certain perquisites from the Company during each reportable year, the cost of which for each named executive did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of that executive as reported in the table above.

(c) Includes two awards: (i) an annual award of performance shares that was earned based on the Company's EPS performance over a three-year performance period and (ii) a special, one-time performance share award following the Company's spin-off from its parent company that was earned based on the Company's stock price performance. This latter award was intended to focus executive attention on stockholder value and provide for the retention of key executives through vesting requirements.

(d) The amounts shown in this column for 2000 include the following: amounts contributed or paid by the Company under the Company's 401(k), ESOP, and deferred compensation plans for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $1,322,294, $661,489, $278,614, $258,595 and
    $234,567, respectively, although all amounts contributed are not vested; amounts imputed as income for federal income tax purposes under the Company's group life insurance plan for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $11,666, $2,937, $1,924, $5,629 and $1,533, respectively; and dividend equivalents accrued or paid on performance shares held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $24,719, $13,103, $6,461, $6,461 and $6,461, respectively.

                             OPTION GRANTS IN 2000

     The following table sets forth the number of stock options to acquire Company Common Stock that were granted in 2000 to the following persons named in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

                                                                                          POTENTIAL REALIZABLE
                                               INDIVIDUAL GRANTS(a)                         VALUE AT ASSUMED
                           ------------------------------------------------------------      ANNUAL RATES OF
                           NUMBER OF      % OF TOTAL                                           STOCK PRICE
                           SECURITIES      OPTIONS                                            APPRECIATION
                           UNDERLYING     GRANTED TO     EXERCISE OR                         FOR OPTION TERM
                            OPTIONS      EMPLOYEES IN     BASE PRICE                      ---------------------
NAME                       GRANTED(#)   FISCAL YEAR(b)   PER SHARE($)   EXPIRATION DATE     5%($)      10%($)
----                       ----------   --------------   ------------   ---------------   ---------   ---------
William P. Fricks........    80,780         13.69%         25.4375         1/2/2010       1,292,279   3,274,888
Thomas C. Schievelbein...    38,050          6.45%         25.4375         1/2/2010         608,705   1,542,578
Alfred Little, Jr........    18,040          3.06%         25.4375         1/2/2010         288,595     731,356
Stephen B. Clarkson......    18,040          3.06%         25.4375         1/2/2010         288,595     731,356
W. G. Cridlin, Jr........    18,040          3.06%         25.4375         1/2/2010         288,595     731,356

---------------
(a) All options vest ratably over three years beginning with the first anniversary of the original grant date.

(b) Based on 589,916 options granted to all employees in 2000.

       AGGREGATE OPTION EXERCISES IN 2000 AND 2000 YEAR-END OPTION VALUES

     The following table provides information as to options exercised by each of the named executive officers of the Company during 2000 and the number of securities underlying unexercised options and the value of unexercised, in-the-money options as of December 31, 2000. The Company has not granted any stock appreciation rights.

                                                                                           VALUE OF UNEXERCISED
                                                             NUMBER OF SECURITIES                 IN-THE-
                                                            UNDERLYING UNEXERCISED             MONEY OPTIONS
                                                               OPTIONS AT FISCAL              AT FISCAL YEAR-
                             SHARES          VALUE                YEAR-END(#)                    END($)(b)
                           ACQUIRED ON    REALIZED ON     ---------------------------   ---------------------------
NAME                       EXERCISE(#)   EXERCISE($)(a)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   --------------   -----------   -------------   -----------   -------------
William P. Fricks........        --              --         338,209        144,313      11,805,559        3,562,742
Thomas C. Schievelbein...        --              --         159,453         69,221       5,527,336        1,711,664
Alfred Little, Jr. ......    12,600         417,601          26,456         32,669         901,689          807,780
Stephen B. Clarkson......    22,851         765,086          53,319         32,669       1,789,486          807,780
W. G. Cridlin, Jr. ......    51,880         801,991          24,456         32,669         705,372          807,780

---------------
(a) Value realized is equal to the difference between the option exercise price and the fair market value of Company Common Stock on the date of exercise multiplied by the number of options exercised. The payment of related withholding taxes is not reflected in the table.

(b) The value of unexercised stock options reflects the difference between the exercise price of unexercised in-the-money options and the price of Company Common Stock as of year-end. Options are in the money if the fair market value of the underlying Company Common Stock exceeds the exercise price of the option. As of December 31, 2000, the weighted average exercise price of the vested and exercisable options held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin was $17.09, $17.34, $17.92, $18.44 and $23.16,
    respectively. As of May 4, 2001, the weighted average exercise price of the vested and exercisable options held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin and all other executive officers as a group was $20.02, $20.56, $23.44, $20.47, $24.76 and $21.96, respectively.

                            LONG-TERM INCENTIVE PLAN

                        PERFORMANCE SHARE AWARDS IN 2000

     The following table shows the threshold, target and maximum number of shares of Company Common Stock that can be earned based on performance shares granted in 2000. The number of shares earned depends upon the achievement of earnings per share objectives approved by the Company Board.

                                                   PERFORMANCE
                                    NUMBERS OF       OR OTHER
                                  SHARES, UNITS    PERIOD UNTIL          ESTIMATED FUTURE PAYOUT
                                     OR OTHER       MATURATION    -------------------------------------
NAME                                RIGHTS(#)      OF PAYOUT(a)   THRESHOLD(#)   TARGET(#)   MAXIMUM(#)
----                              --------------   ------------   ------------   ---------   ----------
William P. Fricks...............      23,760         3 years           128        23,760       47,520
Thomas C. Schievelbein..........      11,190         3 years         3,357        11,190       22,380
Alfred Little, Jr. .............       5,310         3 years         1,593         5,310       10,620
Stephen B. Clarkson.............       5,310         3 years         1,593         5,310       10,620
W. G. Cridlin, Jr...............       5,310         3 years         1,593         5,310       10,620

---------------
(a) January 1, 2000 through December 31, 2002.

                               PERFORMANCE GRAPH

     The following graph presents a comparison of the cumulative total stockholder return for calendar years ended December 31, 1996, 1997, 1998, 1999 and 2000 as compared to the Standard & Poors 400 (Midcap) Stock Index and the Standard & Poors Aerospace/Defense 500 Stock Index. The Company is a component of both indices. These figures assume that all dividends paid over the performance period were reinvested, and that the starting value of each index and the investment in Company Common Stock was $100 on December 31, 1996. The graph is not, and is not intended to be, indicative of future performance of Company Common Stock. Performance for years prior to 1997 is not shown, because the Company's shares did not trade publicly until December 11, 1996.

            COMPARISON OF CUMULATIVE TOTAL RETURN AMONG NEWPORT NEWS
               SHIPBUILDING INC., S&P 400 (MIDCAP) INDEX AND S&P
                         AEROSPACE/DEFENCE 500 INDEX(a)

[PERFORMANCE GRAPH]

                                            12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                                            --------    --------    --------    --------    --------
Newport News Shipbuilding.................    $100        $171        $226        $187        $348
S&P 500 Aerospace Defense.................    $100        $103        $ 79        $ 77        $114
S&P 400 Midcap............................    $100        $132        $158        $181        $202

---------------
(a) Total return equals stock price appreciation plus reinvested dividends.

                             PENSION PLAN BENEFITS

     The following table sets forth the aggregate estimated annual benefits payable to the named executives upon normal retirement (at age 65 with at least five years of participation) pursuant to the Company's qualified retirement and non-qualified restoration plans, calculated based on compensation covered under the plans and years of service with the Company.

                                 YEARS OF PARTICIPATION
-----------------------------------------------------------------------------------------
REMUNERATION      5          10         15         20         25         30         35
------------   --------   --------   --------   --------   --------   --------   --------
 $  200,000    $ 16,000   $ 31,000   $ 47,000   $ 63,000   $ 79,000   $ 94,000   $110,000

    300,000      24,000     47,000     71,000     94,000    118,000    141,000    165,000

    400,000      31,000     63,000     94,000    126,000    157,000    189,000    220,000

    500,000      39,000     79,000    118,000    157,000    196,000    236,000    275,000

    600,000      47,000     94,000    141,000    189,000    236,000    283,000    330,000

    700,000      55,000    110,000    165,000    220,000    275,000    330,000    385,000

    800,000      63,000    126,000    189,000    251,000    314,000    377,000    440,000

    900,000      71,000    141,000    212,000    283,000    354,000    424,000    495,000

  1,000,000      79,000    157,000    236,000    314,000    393,000    471,000    550,000

  1,100,000      86,000    173,000    259,000    346,000    432,000    519,000    605,000

  1,200,000      94,000    189,000    283,000    377,000    471,000    566,000    660,000

  1,300,000     102,000    204,000    306,000    409,000    511,000    613,000    715,000

  1,400,000     110,000    220,000    330,000    440,000    550,000    660,000    770,000

  1,500,000     118,000    236,000    354,000    471,000    589,000    707,000    825,000

  1,600,000     126,000    251,000    377,000    503,000    629,000    754,000    880,000

  1,700,000     134,000    267,000    401,000    534,000    668,000    801,000    935,000

  1,800,000     141,000    283,000    424,000    566,000    707,000    849,000    990,000

     The benefits set forth above are computed as a straight life annuity and are based on years of service with the Company and the employee's final average compensation (salary and bonus) for the executive's last five years of employment with the Company.

     Benefits under the Company's retirement plans are subject to an offset for benefits accrued under the Company's former parent's retirement plans but are not subject to any reduction for Social Security.

     The Company has amended the Retirement Benefit Restoration Plan. See "Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or
Affiliates -- Restoration Plan" under Item 3 of this Statement.

     Certain executive officers of the Company, selected by the Compensation Committee of the Company Board, participate in the Company's non-qualified supplemental executive retirement plan ("SERP"), adopted on March 30, 1999. Full benefits under the SERP are payable only to those executives who retire at or after age 60 with at least five years of service and participation in the SERP. Currently, all of the named executives participate in the SERP. The SERP provides a total pension of (a) up to 50% of average compensation (salary and bonus) for the executive's highest three of the last five years of employment, or (b) the pension that would be provided by the qualified retirement plan, without regard to IRS limitations on plan compensation or benefits, whichever is greater. It is estimated that, at normal retirement, Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin will receive annual retirement benefits under the SERP, in addition to benefits indicated in the Pension Table above, of $45,597, $99,506, $150,396, $129,081 and $10,890, respectively. SERP benefits are net of retirement benefits payable under the Company's qualified retirement and non-qualified restoration plans and the Company's former parent's retirement plans.

     The number of years of credited participation under the Company's qualified retirement and non-qualified restoration plans for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin are 33, 12, 13, 9 and 31, respectively. In the case of Mr. Fricks, the method of calculating years of credited service has been changed from prior years to reflect changes in Mr. Fricks's employment agreement which provides certain additional pension benefits (See "Employment Contracts, Termination of Employment and Change-In-Control Arrangements", below). All the named executives have two years of credited participation under the Company's SERP.

     The Company has amended the SERP. See "Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates -- SERP" under Item 3 of this Statement.

              EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
                         CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has an employment contract with Mr. Fricks for a term ending December 12, 2001. The contract provides for automatic one-year extensions unless a notice of termination is given by the Company Board at least 90 days prior to the expiration of the agreement. Effective January 1, 2001, Mr. Fricks will be paid a base salary of $650,000. Mr. Fricks's base salary is subject to such adjustments as may, from time to time, be approved by the Compensation Committee of the Company Board. Mr. Fricks also receives annual financial planning services and retirement and other benefits. The contract provides that, upon Mr. Fricks's separation from the Company, he will receive career transition assistance of up to $75,000. Upon an involuntary termination of Mr. Fricks's employment, or if the term of the agreement is not extended:

     - Mr. Fricks is entitled to receive a severance payment in an amount equal to three (3) times the sum of his then current base salary and the greater of his target bonus for the calendar year in which his termination of employment occurs or the bonus most recently awarded to Mr. Fricks; and

     - subject to the approval of the Company Board, Mr. Fricks's outstanding restricted stock, stock option and performance share awards will vest and/or become exercisable.

The contract includes a supplemental pension agreement that provides for certain retirement benefits such that his total pension is the greater of 60% of the sum of the three-year average of his base pay and the three-year average of his short-term incentive compensation, or the actuarial equivalent of any earlier retirement benefit that he could have elected to receive. Under this employment contract, it is estimated that, at normal retirement, Mr. Fricks will receive a supplemental annual retirement benefit of $411,000.

     The Company has amended its employment agreement with Mr. Fricks to provide that, in the event of Mr. Fricks's early retirement from the Company, he will continue to be provided, until his normal retirement date at age 65, use of a corporate jet aircraft for up to 30 hours of airtime per year on the same basis on which an aircraft is currently made available to Mr. Fricks, including a gross-up payment for federal and state income tax purposes.

     The Company also has an employment contract with Mr. Schievelbein for a three-year term commencing June 1, 1998. The contract provides for automatic one-year extensions unless a notice of termination is given by the Company at least 90 days prior to the expiration of the contract. Effective January 1, 2001, Mr. Schievelbein will be paid a base salary of $435,000. Mr. Schievelbein's base salary is subject to such adjustments as may, from time to time, be approved by the Compensation Committee of the Company Board. Mr. Schievelbein also receives annual financial planning services and retirement and other benefits. The contract provides that, upon Mr. Schievelbein's separation from the Company, he will receive career transition assistance of up to $50,000. Upon an involuntary termination of Mr. Schievelbein's employment, or if the term of the agreement is not extended:

     - Mr. Schievelbein is entitled to receive a severance payment in an amount equal to two times his total cash compensation (base salary plus target bonus) in effect on the date of his termination of employment; and

     - subject to the approval of the Compensation Committee, Mr. Schievelbein's outstanding restricted stock, stock option and performance share awards will vest and/or become exercisable.

     The Company has a Change in Control Severance Benefit Plan for Key Executives (referred to herein as the "Change in Control Severance Plan") for the benefit of certain executives and officers whose positions are terminated under certain circumstances following a change in control of the Company. Under the Change in Control Severance Plan, in the event of a participant's termination of employment without "cause" or due to "constructive termination" (in each case within the meaning of the Change in Control Severance Plan), which includes the failure to provide the employee with a position at an acquiring company immediately following the change in control that is equivalent to the position the employee holds at the Company, within three years following a change in control, the participant would be entitled to receive the following severance benefits:

     - a participant who is a key executive of the rank of Senior Vice President and above, or who is otherwise specified in the plan (a "Tier I Executive"), would receive three times the sum of his annual salary and the greater of his average bonus awards, together with any special awards, over the last three years or his targeted bonus in effect at the time of the change in control;

     - a participant who is not a Tier I Executive (a "Tier II Executive") would receive two times the sum of his annual salary and the greater of his average bonus awards, together with any special awards, over the last three years or his targeted bonus in effect at the time of the change in control;

     - continued medical, dental, vision, group life insurance and long-term disability coverage following termination of employment for a period of three years, if the participant is a Tier I Executive, or two years, if the participant is a Tier II Executive;

     - if the participant is also a participant in the SERP participant's accrued benefit under such plan will be determined by adding three years to his service and participation and five years to his age, and all non-qualified pension payments to the participant may, at his election, be paid in a lump sum;

     - if the participant has deferred compensation under the Deferred Compensation Plan, the participant will receive the portion of his company match account under the Deferred Compensation Plan that would be forfeited upon termination of employment; and

     - if the participant is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the participant will receive a gross-up payment so that the participant will be in the same after-tax position he would have been in had no excise tax been imposed.

     A Tier I Executive is also entitled to receive the benefits described above if the participant voluntarily terminates his or her employment, for any reason or no reason, during the 30-day period following the first anniversary of a change in control.

     The Company has amended the Change in Control Severance Plan. See "Certain Agreements, Arrangements or Understandings Between the Company or Its Affiliates and the Company, Its Executive Officers, Directors or Affiliates -- Change in Control Severance Plan" under Item 3 of this Statement.

                                                                         ANNEX B

                         RECENT TRANSACTIONS IN SHARES
               BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                        PRICE/
                                                       EXERCISE
                               TRANSACTION             PRICE PER
NAME                              DATE        SHARES   SHARE($)             TRANSACTION TYPE(a)
----                           -----------   --------  ---------            -------------------
Admiral Leon A. Edney                           2,000              Exercise of options
  (Ret.).....................   03/22/01                  15.00
                                03/22/01        2,000   49.1925    Sale of Shares
Joseph J. Sisco..............   03/19/01          334     27.38    Exercise of options
                                03/19/01          667     30.62    Exercise of options
Shirley Ann Jackson..........   05/18/01        1,000     64.35    Grant of restricted stock
William P. Fricks............   03/29/01      53.3647    47.627    Purchase of Shares via 401(k) Plan
                                04/04/01      127.361   41.6925    Purchase of Shares via ESPAP
                                04/12/01      12.7772   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       2.9745   52.2836    Purchase of Shares via ESPAP
                                04/27/01       3.4765   64.7198    Purchase of Shares via 401(k) Plan
Thomas C. Schievelbein.......   03/29/01      83.2985    47.627    Purchase of Shares via 401(k) Plan
                                04/04/01      127.361   41.6925    Purchase of Shares via ESPAP
                                04/12/01       1.8509   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       2.9751   52.2836    Purchase of Shares via ESPAP
                                04/27/01      16.8032   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01      11.7426     63.87    Purchase of Shares via 401(k) Plan
Charles S. Ream..............   03/29/01      37.9684    47.627    Purchase of Shares via 401(k) Plan
                                04/04/01      127.361   41.6925    Purchase of Shares via ESPAP
                                04/12/01       0.0876   52.3854    Purchase of Shares via 401(k) Plan
                                04/27/01       45.195   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01       12.134     63.87    Purchase of Shares via 401(k) Plan
Stephen B. Clarkson..........   03/29/01      86.7674    47.627    Purchase of Shares via 401(k) Plan
                                04/12/01       3.1041   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       0.1128   52.2836    Purchase of Shares via ESPAP
                                04/27/01      63.8522   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01      38.8681     63.87    Purchase of Shares via 401(k) Plan
W. Greg Cridlin, Jr..........   03/29/01      26.9453    47.627    Purchase of Shares via 401(k) Plan
                                04/04/01      17.9888   47.6925    Purchase of Shares via ESPAP
                                04/12/01       3.6371   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       0.7695   52.2836    Purchase of Shares via ESPAP
                                04/27/01       19.829   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01      20.0929     63.87    Purchase of Shares via 401(k) Plan
M. Roger Eshelman............   03/07/01      2,006.1    57.397    Intraplan Transfer in the 401(k) Plan
                                03/29/01      25.4755    47.627    Purchase of Shares via 401(k) Plan
                                04/04/01     107.9331   41.6925    Purchase of Shares via ESPAP
                                04/18/01       1.6244   52.2836    Purchase of Shares via ESPAP
                                04/27/01      18.7474   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01      18.9969     63.87    Purchase of Shares via 401(k) Plan

                                                        PRICE/
                                                       EXERCISE
                               TRANSACTION             PRICE PER
NAME                              DATE        SHARES   SHARE($)             TRANSACTION TYPE(a)
----                           -----------   --------  ---------            -------------------
Alfred Little, Jr............   03/29/01      33.6818    47.627    Purchase of Shares via 401(k) Plan
                                04/12/01       1.2156   52.3854    Purchase of Shares via 401(k) Plan
                                04/27/01      24.7864   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01      25.1162     63.87    Purchase of Shares via 401(k) Plan
C. Michael Petters...........   03/29/01       28.207    47.627    Purchase of Shares via 401(k) Plan
                                04/04/01      17.9888   41.6925    Purchase of Shares via ESPAP
                                04/12/01       1.2301   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       0.3496   52.2836    Purchase of Shares via ESPAP
                                04/27/01      20.7574   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01      21.0337     63.87    Purchase of Shares via 401(k) Plan
D. Scott Stabler, II.........   03/27/01        4,683     49.00    Sale of Shares
                                03/29/01      19.5966    47.627    Purchase of Shares via 401(k) Plan
                                04/03/01        1,987    16.286    Exercise of options
                                04/03/01        2,981    12.945    Exercise of options
                                04/03/01        4,637    14.568    Exercise of options
                                04/12/01        1.749   52.3854    Purchase of Shares via 401(k) Plan
                                04/16/01        1,500   54.1933    Sale of Shares
                                04/27/01      14.4211   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01       14.613     63.87    Purchase of Shares via 401(k) Plan
Charles P. Wingfield, Jr.....   03/29/01      22.2545    47.627    Purchase of Shares via 401(k) Plan
                                04/12/01       3.6434   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       0.0006   52.2836    Purchase of Shares via ESPAP
                                04/27/01       16.377   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01       16.595     63.87    Purchase of Shares via 401(k) Plan
D. Rick Wyatt................   03/29/01      19.5966    47.627    Purchase of Shares via 401(k) Plan
                                04/12/01       1.4577   52.3854    Purchase of Shares via 401(k) Plan
                                04/18/01       0.3362   52.2836    Purchase of Shares via ESPAP
                                04/27/01      14.4211   64.7198    Purchase of Shares via 401(k) Plan
                                05/31/01       14.613     63.87    Purchase of Shares via 401(k) Plan

---------------
(a) Purchases of Shares pursuant to the 401(k) Plan are effected by the trustee, based on elections made by the participants before commencement of the period covered by this table. The Shares are held by the trustee and allocated to the participants' accounts. Purchases of Shares pursuant to the ESPAP, which is the Company's Employee Stock Purchase & Accumulation Plan, are based on the participants' accumulated payroll deductions during the offering periods under the ESPAP. All elections by the executive officers and directors with respect to the ESPAP purchases listed in this table were made before commencement of the period covered by this table.

                                       B-2